Exhibit 99.1

Baozun Announces Changes to Board of Directors

BEIJING, China, July 21, 2021 -- Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that Ms. Yang Liu has been appointed to its Board of Directors effective from July 21, 2021, and that Ms. Jessica Xiuyun Liu has resigned from its Board of Directors for personal reasons, effective from July 21, 2021.

Ms. Yang Liu joined Alibaba Group in September 2014 and currently serves as a senior expert managing the consumer strategy center and partnership development center of Alibaba’s Tmall business group. In this role, she leads the promotion of digital brand transformation across a variety of industry verticals by leveraging Alibaba’s advanced data technologies, and promotes comprehensive Tmall ecological partnership capabilities that bring technology into best practices. In addition, Ms. Liu created the framework of Tmall consumer strategy methodology and widely applied it to common strategy standards.

Prior to Alibaba Group, Ms. Yang Liu worked at IBM from September 2008 to September 2014 and was responsible for implementing cross-industry CRM solutions for IBM’s global business consulting division, and she supported leading global brands in delivering customer-centric digital transformation projects. Ms. Liu received her bachelor’s degree and master’s degree from the Shanghai University of Finance and Economics in 2006 and 2008, respectively, and received an MBA degree from the University of Manchester in 2016.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun commented, “On behalf of the Board, I would like to warmly welcome Ms. Yang Liu to the Board. I am confident that her deep experience in e-commerce operations and her familiarity with brands, especially in fashion, will prove extremely valuable as we continue to evolve our strategy to generate sustainable growth over the long term.” Mr. Qiu added, “I would also like to thank Jessica for her substantial contribution to Baozun during her tenure on the Board and wish her success in her next endeavors.”

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment. For more information, please visit http://ir.baozun.com.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

For investor and media inquiries, please contact:

Baozun Inc.:
Ms. Wendy Sun
Email: ir@baozun.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +852-6686-1376
E-mail: rvanguestaine@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com